NO ACT

RO
12-23-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005744

February 16, 2011

Erik R. Tavzel
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2011

Re: Lazard Ltd
Incoming letter dated December 23, 2010

Dear Mr. Tavzel:

This is in response to your letter dated December 23, 2010 concerning the shareholder proposal submitted to Lazard by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

February 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lazard Ltd
Incoming letter dated December 23, 2010

The proposal requests that the board annually assess the risks created by the actions Lazard takes to avoid or minimize U.S. federal, state, and local income taxes, and that it provide a report to shareholders on the assessment.

There appears to be some basis for your view that Lazard may exclude the proposal under rule 14a-8(i)(7), as relating to Lazard's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Lazard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lazard relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



EMPLOYEES PENSION PLAN

January 24, 2010

VIA EMAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Lazard Ltd. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Lazard, Ltd. ("Lazard" or the "Company") a shareholder proposal (the "Proposal") requesting a report regarding certain aspects of risk assessment.

In a letter dated December 23, 2010 ("Lazard Letter"), Lazard stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of shareholders and asked that the Staff of the Division issue a determination that it would not recommend enforcement action if Lazard did so.

Lazard relies primarily on Rule 14a-8(i)(7), asserting that the proposal deals with a matter related to the Company's ordinary business operations. It also cites Rule 14a-8(i)(10), claiming that Lazard has "substantially implemented" the request for a report because of a single sentence in the Company's Form 10-K. Because Lazard has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that its request for relief be denied.

The Proposal

The proposal asks Lazard's board of directors each year to "assess the risks created by the actions Lazard takes to avoid or minimize U.S. federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and


7-10

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

omitting proprietary information."

The supporting statement cites empirical research that found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk. A separate study concluded that tax avoidance schemes can "advance the interest of managers rather than shareholders."

Of particular note is the Internal Revenue Service's recent adoption of reporting requirement for "uncertain tax positions." As of tax years starting in January 2010, companies with assets exceeding $10 million must report to the IRS their income tax position for which the company or a related party has recorded a reserve in an audited financial statement, or for which no reserve was recorded because of an expectation to litigate.[1]

Analysis

1. The Proposal does not involve Lazard's "ordinary business" under Rule 14a-8(i)(7).

In opposing a proposal seeking a report on risk issues, Lazard relies principally upon the "ordinary business" exclusion in Rule 14a-8(i)(7). In so doing, Lazard acknowledges (as it must) that the exclusion does not apply if the subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Staff Legal Bulletin No. 14E* § B (Oct. 27, 2009). Lazard characterizes the Proposal as an attempt at micromanagement on an issue that is "inherently complex" and best left to management (Lazard Letter at 4). Lazard argues as well that the proposal would require disclosure of tax-related information beyond the level required by applicable laws and accounting principles and that additional disclosures of ordinary business matters cannot be required (Lazard Letter at 5-6).

Before responding to these points, it is crucial to reframe the issue, which is not as "ordinary" as Lazard appears to think. Differently put, it is important to explode the myth that managing tax risk is a technical exercise in which the interests of shareholders and the company are perfectly aligned, that shareholders' only interest is the lowest possible payment of taxes and that management's judgment can thus be relied upon without shareholder input. Recent research in the area suggests otherwise.

Illustrative is one of the academic studies cited in the supporting statement. A 2010 report examining a large sample of U.S. public companies from 1995-2008 concluded that "corporate tax avoidance is positively associated with firm-specific stock price crash risk." J-B.

[1]The IRS has usefully collected the final rule, reporting schedule and other materials at http://www.irs.gov/businesses/corporations/article/0,,id=221533,00.html.

Kim, Y. Li, L. Zhang, *Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis* at i (July 2010), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1596209&rec=1&srcabs=1594936 ("Kim"). The report continues: "Tax avoidance facilitates managerial rent extraction and bad news hoarding activities for extended periods by providing tools, masks, and justifications for these opportunistic behaviors." *Id.* The study reviews how this happened in spectacular fashion at Enron and Tyco, where complex and opaque tax arrangements benefitted senior managers, but when those arrangements proved unsustainable, the stock price plummeted to the detriment of shareholders as a whole. *Id.* at 10-13.

Kim criticizes the "traditional" view upon which Lazard relies, namely, that tax avoidance is a benign and "value-maximizing activity that transfers wealth from the state to corporate shareholders." *Id.* at 1. In fact, the study argues, tax avoidance activities "can create opportunities for managers to pursue activities that are designed to hide bad news and mislead investors." *Id.* at 2. Indeed, management may justify the opacity of tax treatments "by claiming that complexity and obfuscation are necessary to minimize the risk" of IRS detection. *Id.* However, "complex and opaque tax avoidance transactions can also increase the latitude for other means of rent diversion and earnings manipulation." *Id.*

The Kim study is not alone. A 2009 study similarly concluded that "corporate tax avoidance activities need not advance the interests of shareholders" and that "investors must consider how to evaluate tax avoidance activities to ensure that shareholder interests are actually being advanced." M. Desai and D. Dhrmapala, *"Earnings Management, Corporate Shelters, and Book-Tax Alignment* (Jan. 2009) at 3, 12, *available at* http://www.people.hbs.edu/mdesai/EarningsMngmtCTA.pdf ("Desai"). As with the Kim study, the Desai study views the issue as an agency-principal problem. Historically, Desai notes, managers were unwilling to engage in corporate tax avoidance because managers' interests were aligned with those of shareholders generally. So what changed? Desai suggests that increased levels of corporate tax avoidance can be tied to the risk of incentive compensation over the past 15 years, which creates incentives for managers to operate "opportunistically and in a manner that is not in the best interests of shareholders." Id. at 3-4. Specifically, "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." *Id.* at 12.

This background underscores several ways in which the Proposal presents policy issues that transcend ordinary business.

First, there is at some level a connection between tax avoidance and senior executive compensation, a topic that the Division has for the past 20 years recognized as beyond the scope of the "ordinary business" exclusion. *E.g., Wendy's International Inc.* (Dec. 4, 1989). According to one academic study, "equity risk incentives are positively associated with greater tax avoidance. Our results are robust across several measures of tax risk, but do not vary across four proxies for strength of corporate governance. We conclude that equity risk incentives are a significant determinant of corporate tax planning." S. Rego and R. Wilson, *Executive Compensation, Equity Risk Incentives, and Corporate Tax Aggressiveness* (July 2010), *available at* http://ssrn.com/abstract=1337207.

Second, the question of tax avoidance has moved front and center as a policy question within the last year. The flashpoint was the IRS' decision to require companies to file a new schedule setting forth for the IRS their "uncertain tax positions." It is difficult to overstate the depth of opposition to this proposal from corporate taxpayers. When first proposed, there was a massive outpouring of opposition from affected corporations,[2] and the Commissioner of Internal Revenue acknowledged that the proposal was a "game-changer" with respect to the IRS' relationship with large corporate taxpayers.[3] After the new requirement was adopted, a leading tax journal, reporting on events of the past year, characterized the IRS's UTP program as probably the most "unpleasant" development for corporate taxpayers in 2010.[4] Lazard refers to this new development only in passing (Lazard Letter at 5), but its significance for corporate taxpayers cannot be underestimated. With corporate taxpayers now required to showcase for the IRS their "uncertain" tax positions, the interest in this topic will only increase.

Third, as the supporting statement notes, at a time when there is public debate about the national deficit, questions about tax revenues are inextricably bound up with that debate.

These factors demonstrate the existence of a policy issue at least as significant as other issues that the Division has said are proper for shareholders to express a view. What is notable as well is that none of the no-action letters cited by Lazard involve the multiple policy issues present here.

None of the cited letters comes remotely close to dealing with these emerging policy issues, and all of those letters are several years old at the earliest.

Thus Lazard cites letters dealing with requests to evaluate the impact of a flat tax on the company should such a proposal be adopted by Congress. *General Electric Co.* (Jan. 17, 2006); *Citigroup Inc.* (Jan. 26, 2006). The Division granted no-action relief based on its view that

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[2] J. Coder, "Commenters Ask IRS to Abandon UTP Reporting Proposal, Change Schedule," *Tax Notes*, p. 1064 (June 7, 2010) (Ex. 1).

[3] Prepared Remarks of Commissioner of Internal Revenue Douglas H. Shulman before the Tax Executives Institute 60th Mid-Year Meeting (Apr. 12, 2010), *available at* http://www.irs.gov/newsroom/article/0,,id=221280,00.html

[4] J. Coder, "UTP Reporting Regime Rattle Corporate Tax Community," *Tax Notes*, p. 38 (Jan. 3, 2011) (Ex. 2). *See also* "Execs Nervous about Reporting Uncertain Tax Positions to IRS" (Oct. 25, 2010), *available at* www.accountingtoday.com/news/Execs-Nervous-Reporting-Uncertain--Tax-Positions-IRS-56075-1.html.

assessments of legislative action are entrusted to management. *See International Business Machines, Inc.* (Mar. 2, 2000). The present Proposal does not involve such concerns.

Other Lazard-cited proposals requested a report on tax breaks to an extent not provided in a Form 10-K. *PepsiCo, Inc.* (Mar. 13, 2003); *Pfizer Inc.* (Feb. 5, 2003). The Division granted relief on the theory that these proposals dealt with a company's source of financing. The proponents there did not assert overriding shareholder concerns or policy concerns of the magnitude cited here. The supporting statement pointed vaguely to the possibility of "political risk" in the future, but made no effort to articulate a more direct or compelling shareholder interest, as the Plan has done here.

Also distinguishable are decisions in which the Division granted relief because a proposal asked companies to make footnote disclosure in their Form 10-K as to certain tax information that was not required under Commission rules. *Chase Manhattan Corp.* (March 4, 1999). *General Motors Corp.* (Feb. 28, 1997) (same). Lazard Letter at 4-5. Those decisions merely stand for the proposition that shareholders cannot seek to customize disclosures in an annual report to include material that the Commission has not deemed necessary for inclusion in an annual report. Moreover, to the extent that the proposals in these letters sought to have the companies present information that is outside of GAAP or other requirements, we note that at least the new "uncertain tax positions" requirement is based on an interpretative notice issued by the Financial Accounting Standards Board.[5]

The Division revisited that view in another case cited by Lazard, *Johnson Controls, Inc.* (Oct. 26, 1999). There the Division revised its view that proposals requesting additional disclosures in Commission-prescribed documents should not be omitted under the ordinary business exclusion solely because they relate to the preparation and content of documents filed with or submitted to the Commission. Accordingly, the staff announced that it would now consider whether the subject matter of the additional disclosure being requested involved a matter of ordinary business. [6]

Two other letters involved a request for a report on the benefits from tax abatements, tax

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[5] *See* Financial Accounting Standards Board Interpretation No. 48, *discussed in* IRS Announcement 2010-9, "Uncertain Tax Positions - Policy of Restraint," available at the IRS website cited in n. 1, *supra*.

[6] The additional letters cited by Lazard on this point demonstrate no significant policy issue, certainly not one of the significance identified here. Lazard Letter at 6, *citing AmerInst Insurance Group, Ltd.* (Apr. 14, 2005) (requesting a "full and adequate" disclosure each quarter of the line items and amounts of operating and management expenses); *J.P. Morgan Chase & Co.* (Feb. 28, 2001) (request to discuss risks of inflation and deflation in the annual report); *BankAmerica Corp.* (Feb. 8, 1996) (requesting more detailed discussion of reserve accounts on annual and quarterly basis); *Refac* (Mar. 27, 2002) (requested changes in disclosure, but also sought change in auditor, a separate ground for exclusion as ordinary business); *Time Warner Inc.* (Mar. 3, 1998) (requesting additional "Year 2000" or "Y2K" disclosures in company's periodic reports). *But compare Tenet HealthCare Corp.* (July 1, 1998) (request for separate report on Y2K computer preparedness may *not* be excluded from company's proxy materials).

credits and the company's effective tax rate, *General Electric Co.* (Feb. 15, 2000), and asked the company to reject taxpayer-guaranteed loans, credits or subsidies in conducting overseas business operations. *Texaco Inc.* (Mar. 31, 1992). The Proposal here is qualitatively different. It requests an annual review and report on risk assessment; it does not ask the board affirmatively to justify the benefits of certain practices, nor does it ask the Company to foreswear certain types of financing.

Nor, for reasons discussed above, can Lazard cogently argue that this Proposal involves micromanagement. The Company argues that the tax area is "inherently complex," so much so that matters should be left entirely to management. Lazard Letter at 4, citing *Verizon Communications, Inc.* (Feb. 22, 2007), which involved customer privacy, not issues of the sort presented here. This argument misses the point. As the Kim and Desai studies point out, it is precisely the fact that tax avoidance plans are complex, if not opaque, that there is a risk of management aggrandizement at shareholder expense and the risk of a significant drop in stock price.

2. The Proposal has not been "substantially implemented" under Rule 14a-8(i)(10).

Finally, Lazard claims that the request for a "report" on risk assessment has been substantially implemented. In making this claim, Lazard focuses on the fact that there are currently employees who handle day-to-day tax risk assessments and who report to senior management. The Company adds that the board conducts risk assessments and discusses the point in its Form 10-K.

However, none of this constitutes a "report" to shareholders that is worthy of the name. Instead Lazard simply highlights a single sentence in its Form 10-K, which states that "we believe our tax computations, classifications and transfer pricing results are correct and properly reflected on our financial statements." Lazard Letter at 7. This is hardly probative, as one would not imagine that senior executives or directors would sign their names to a report stating: "We do not believe our tax computations, classifications and transfer pricing results are correct and properly reflected in our financial statements."

In any event, it is difficult to equate a general, one-sentence statement as the equivalent of a report, even under the letters Lazard cites. In *Alcoa Inc.* (Feb. 3, 1999) and *Wal-Mart Stores, Inc.* (Mar. 10, 2008), a request for a climate change report was excluded, not because the company had mentioned the topic in a single sentence somewhere, but because the company was already producing a sustainability report that covered the topic. The level of disclosure cited by Lazard here pales by comparison. *See Bank of America Corp.* (Mar. 3, 2010) (single sentence mentioning succession planning not sufficient to be deemed substantial implementation of request for a report on the topic); *Occidental Petroleum Corp.* (Feb. 26, 2009); (same);

* * * *

For these reasons, the Fund respectfully asks the Division to deny the no-action relief Lazard has sought.

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Erik R. Tavzel, Esq.
Fax # 212-474-3700

CRAVATH, SWAINE & MOORE LLP

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WRITER'S DIRECT DIAL NUMBER

(212) 474-1796

December 23, 2010

Lazard Ltd
AFSCME Shareholder Proposal

This letter is submitted on behalf of our client, Lazard Ltd (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual General Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the American Federation of State, County and Municipal Employees ("AFSCME" and the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2011 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that the shareholders of Lazard Ltd ("Lazard") request that Lazard's board of directors annually assess the risks created by the actions Lazard takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

A copy of the Proposal and the accompanying supporting statements is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

I. The Company may exclude the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if it pertains to "a matter relating to the company's ordinary business operations." The term "ordinary business" refers "to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-400818 (May 21, 1998) (the "1998 Release"). According to the 1998 Release, the general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal attempts to "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The 1998 Release.

When a proposal seeks a report, the Staff has stated the proposal is excludable under Rule 14a-8(i)(7), if the subject matter of the report involves a matter of ordinary business. Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release").

A. The Proposal Relates to the Company's Ordinary Business Operations.

The Staff has consistently taken the position that shareholder proposals similar to the Proposal relate to the ordinary business of a registrant and are excludable under Rule 14a-8(i)(7). *See, e.g., General Electric Company* (January 17, 2006) and *Citigroup Inc.* (January 26, 2006) (proposals requesting the evaluation of the impact of a flat tax were excludable); *PepsiCo, Inc.* (March 13, 2003) and *Pfizer Inc.* (February 5, 2003) (proposals asking for reports on tax breaks providing the company with more than $5 million in tax savings were excludable); *The Chase Manhattan Corporation* (March 4, 1999) (proposal requiring disclosure of certain tax information in annual reports to shareholders was excludable); *General Motors Corporation* (February 28, 1997) (proposal recommending that the board adopt a policy to disclose taxes paid and collected in annual report was excludable). Requests for evaluations of, and reports on, corporate taxes are intricately interwoven with a company's financial planning and day-to-day business operations and, as such, the Staff has consistently found proposals relating to tax matters properly excludable. The Staff has also recognized that sources of financing (including information relating to tax abatements, tax credits and a company's effective tax rate) are a matter of ordinary business operations and that shareholder proposals regarding sources of financing are properly excludable. *See General Electric Company* (February 15, 2000) (proposal requiring report on financial benefits from certain sources, including tax abatements and tax credits, was excludable, as sources of financing are an ordinary business matter) and *Texaco Inc.* (March 31, 1992) (proposal urging management to reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities is a matter of ordinary business because it would involve day-to-day management decisions in connection with the company's multi-national operations).

The Proposal is directly related to the Company's ordinary business operations. By requesting that the Company's board of directors (the "Board") annually assess the risks related to the Company's tax positions and report on such assessments, the Proposal seeks (i) to usurp an ordinary course function of the Board and management and (ii) disclosure of information relating to the Company's sources of financing and tax matters. The sources used by a company to manage, among other things, its effective tax rate are essential to management's daily business planning and decision-making. Decisions relating to a company's tax positions, and any risks related to these positions, are a day-to-day function of any company's ongoing business.

The Company acknowledges that the Staff has adopted Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E") addressing, among other things, shareholder proposals relating to risk. In SLB 14E, the Staff indicated proposals relating to risk generally will not be excludable if the underlying subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote...." SLB 14E did not, however, change how the Staff determines whether the subject matter of a proposal raises a significant social policy issue. According to the 1998 Release, determinations as to whether proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." In this case, the subject matter of the Proposal does not transcend the day-to-day business matters of the Company. The Company has a long history of serving a diverse set of clients around the world and has been a Bermuda company since prior to its initial public offering. The Company's publicly-available filings with the Commission reflect these facts. Furthermore, the Proposal and supporting statement do not raise specific policy issues, they only raise a general concern over Federal, state and local budget shortfalls with the possibility that such governments may look to additional tax revenue to address such shortfalls.

Although SLB 14E shifted the Staff's position on proposals relating to an evaluation of risk, the Staff continues to recognize the long-standing exception that proposals can be excluded under Rule 14a-8(i)(7) if they probe too deeply into matters of a complex nature. *See* SLB 14E, footnote 8, citing the 1998 Release (noting that although CEO succession proposals generally raise a significant policy issue and will no longer be generally excludable under Rule 14a-8(i)(7), proposals that seek to mirco-manage a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment will still be excludable under Rule 14a-8(i)(7)). The Proposal is precisely the type of proposal that footnote 8 of SLB 14E is referring to. As discussed below, tax risk assessment and tax planning are very complex matters, and by requesting that the Company take actions with respect to such assessments and planning, and disclose the results of those actions, the Proposal seeks to micro-manage the Company.

B. The Proposal Infringes on Management's Day-to-Day Operations.

The Proposal attempts to micro-manage the Company's tax risk assessments, financial planning and financial reporting. The subject matter of the Proposal (tax risk assessments) is inherently complex. Tax planning decisions and tax risk assessments are exactly the type of "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release. The Company currently operates from 41 cities across 26 countries throughout Europe, North America, Asia, Australia and Central and South America. In fiscal 2009, approximately 48% of the Company's net revenues were generated from jurisdictions other than the United States. Due to the complexity of tax matters and risks, shareholders are not in the best position to determine appropriate practices for evaluating tax risks and the extent to which the Company should disclose further tax risk assessments.

The Staff has also taken the position that proposals attempting to govern internal operating policies and legal compliance may be excluded because they infringe upon management's core functions. *See Verizon Communications Inc.* (February 22, 2007) (proposal requesting report on the technological, legal and ethical policy issues surrounding disclosure of customer information to government agencies without a warrant was excludable).

The Proposal interferes with the ordinary business operations of the Company and involves matters that are most appropriately left to the Company's management and the Board (and not to direct shareholder oversight). Issues related to tax risk assessments are highly complex and require a detailed understanding of, among other things, (i) the applicable legal and regulatory regimes and (ii) a company's day-to-day operations and business practices across all jurisdictions in which it operates. To fully understand any risk assessment, shareholders would require an intimate knowledge of these complex rules and practices. The intricacy of tax risk assessments and rapidly changing dynamics of tax regulations makes tax risk assessments an especially poor topic for shareholder action. Unlike shareholders, the Company's management and the Board, with frequent and fulsome advice from the Company's outside advisors, have the requisite knowledge of tax rules and regulations and the Company's operations in order to make and understand tax risk assessments.

The Proposal is the type of matter that the exclusion set forth in Rule 14a-8(i)(7) was designed to address. By requesting that the Board prepare a report regarding its tax risk assessment, the Proponent is seeking to subject to shareholder oversight an aspect of the Company's business that is most appropriately handled by the Company's management and the Board. It is impractical to expect that the discharge by the Company's management and the Board with respect to tax risk assessments, could be, or should be, subject to direct oversight by shareholders.

C. The Proposal Requires Disclosure of Extraneous Tax-Related Information

The Staff has concluded that proposals requiring disclosure of tax-related information beyond that which is required by applicable laws and accounting principles are properly excludable. *See, e.g., The Chase Manhattan Corporation* (March 4, 1999) and *General Motors Corporation* (February 28, 1997) (cited above). Detailed accounting rules and requirements are established for complex topics such as tax risks and tax reserves. The Proposal requests a report that would provide additional tax disclosure beyond that required by the applicable accounting principles and practices. The Company, like other public companies, must establish tax reserves and report such reserves in its financial statements. Such tax related disclosure has been refined by accounting rules over time, and this type of report would undermine the applicable accounting principles.

A full report on the assessment of risks relating to the Company's tax positions would be highly complex and would by necessity contain numerous qualifications and assumptions. In order to understand the risks related to the possibility of Federal, state and local governments looking to the Company to increase tax revenues and potential risks related to the adoption of Schedule UTP (Uncertain Tax Positions), shareholders would need to be informed of the Company's current jurisdictional tax base and risks in each of those jurisdictions. Evaluating tax laws, budget shortfalls, political positions, potential regulatory action and other factors in numerous jurisdictions would require detailed disclosure as well as numerous qualifications, assumptions and projections. This type of report is beyond the scope of a standard shareholder report (such as a Corporate Social Responsibility report) and would not materially improve shareholders' understanding of the report's underlying subject matters, or of Lazard's business and operations as a whole.

The Proposal's requirement to report on tax risk assessment interferes with the Company's ability to control decisions related to the disclosure of highly confidential and sensitive information. Furthermore, with respect to the request for a report on the Board's risk assessment, it is the responsibility of the Company's management and the Board to determine the appropriate balance between providing shareholders with sufficient material information about the Company and providing highly detailed and complex information with regard to its practices relating to tax risk assessments.

The Staff has consistently found that proposals seeking additional detailed disclosure, the subject matter of which involves ordinary business operations, may be excluded under Rule 14a-8(i)(7). *See Johnson Controls, Inc.* (October 26, 1999) (proposal requesting additional disclosure involving a matter of ordinary business was excludable); *see also AmerInst Insurance Group, Ltd.* (April 14, 2005) (proposal requiring company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items and amounts of operating and management expenses was excludable). The Staff has found proposals citing increased disclosure to enable shareholders to evaluate risk to be excludable. *See, e.g., J.P. Morgan Chase & Co.* (February 28, 2001) (proposal requiring discussion of risks of inflation/deflation in annual report was excludable); *BankAmerica Corporation* (February 8, 1996) (proposal requesting amendment of governing documents to require detailed disclosure regarding company's reserve accounts on an annual and quarterly basis was excludable). Once applicable regulatory requirements are met, what, if any, additional information is to be included in a company's disclosure is within the discretion of management. *See, e.g., Refac* (March 27, 2002) (proposal requesting disclosure of ordinary business matters was excludable); *Time Warner, Inc.* (March 3, 1998) (proposal requesting Year 2000 disclosure was excludable).

II. <u>The Company may exclude the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(10).</u>

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if it has already been substantially implemented by the company. The exclusion provided for by Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976). A determination as to whether the company has substantially implemented the proposal depends on whether the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed both the proposal's underlying concerns and its essential objective. The Staff has allowed shareholder proposals to be excluded as substantially implemented where a company already has policies and procedures in place relating to the subject matter of the proposals. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *The Talbots, Inc.* (April 5, 2002); *The Gap, Inc.* (March 16, 2001).

Every detail of a proposal does not need to be implemented, rather the company's actions must satisfactorily address the underlying concerns of the proposal. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Hewlett-Packard Company* (December 11, 2007) (proposal requesting the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call special meeting unless the board determined that the specific business to be addressed had already been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (February 17, 2006) (proposal requesting company to confirm legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). This is consistent with the 1983 Release, which noted that a proposal need not be "fully effected" in order to be considered "substantially implemented." The Staff has also allowed for the exclusion of shareholder proposals that requested a board examination where the company's management produced a report that substantially implemented the proposal. *See, e.g., Alcoa Inc.* (February 3, 2009) (proposal calling for the board to prepare report on actions company could take to reduce impact on climate change was substantially implemented by an annual sustainability report prepared by the company); *Wal-Mart Stores, Inc.* (March 10, 2008) (proposal requesting the board report on action taken to reduce the company's impact on climate change was substantially implemented by company's existing policies and reports).

The Company has substantially implemented the Proposal. The Company currently assesses tax risks as part of its ordinary business operations and reports on these risks in its Annual Report on Form 10-K. Furthermore, in accordance with accounting guidelines, the Company establishes reserves, as appropriate, which are disclosed its Annual Report on Form 10-K. The Company's current and past tax risk assessments are generally executed by management with Board oversight, as appropriate. the Company has designated certain management-level employees who handle its day-to-day tax risk assessment policies and procedures. These employees periodically report to the Chief Executive Officer and/or the Chief Financial Officer of the Company on the tax positions that are taken and risks related to such assessments. Furthermore, the Company currently includes several risk factors relating to tax matters and risks in its Form 10-K, one such risk factor includes the following report on risks related to the Company's tax practices:

> In the ordinary course of our business, we are subject to tax audits in various jurisdictions. Tax authorities may challenge our tax computations, classifications, our transfer pricing methods and their application, and other items. While *we believe our tax computations, classifications and transfer pricing results are correct and properly reflected on our financial statements*, the tax authorities may disagree. (emphasis added), Lazard Ltd, Form 10-K for the fiscal year ended December 31, 2009.

CONCLUSION

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 2011 Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2011 Proxy Materials, please contact me at (212) 474-1796. I would appreciate if you would send your response by facsimile to me at (212) 474-3700 as well as to the Company to the attention of Scott Hoffman, General Counsel and Corporate Secretary, at (212) 332-5972.

Very truly yours,



Erik R. Tavzel

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copies w/encls. to:

Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington, D.C. 20036-5687

Scott D. Hoffman, Esq.
General Counsel
Lazard Ltd
30 Rockefeller Plaza
New York, New York 10020

VIA EMAIL AND FEDEX

EXHIBIT A


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 22, 2010

To: Scott D. Hoffman, General Counsel and Corporate Secretary,
Lazard Ltd
(212) 332-5381

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan. Please note proof of ownership is also attached.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 22, 2010

VIA OVERNIGHT MAIL and FAX (212) 332-5381
Lazard Ltd
2 Church Street
Hamilton, HM11, Bermuda
Attention: Scott D. Hoffman, General Counsel and Corporate Secretary

Dear Mr. Hoffman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Lazard Ltd (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 30,910 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that shareholders of Lazard Ltd ("Lazard") request that Lazard's board of directors annually assess the risks created by the actions Lazard takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

Supporting Statement:

Lazard is a Bermuda company that is treated as a partnership for US federal income tax purposes. Lazard has $60.5 million set aside for tax reserves (Lazard 2009 10-K, p. 130). Lazard notes its tax status as a potential risk factor, acknowledging that future US tax legislation may adversely impact Lazard's tax rate, that tax authorities may challenge its tax computations, classifications and transfer pricing methods, and that a change or adverse interpretation of tax law or regulations could materially adversely its business and financial statements (Lazard 2009 10-K, pgs. 27 – 28).

There is evidence that corporate tax avoidance can be harmful to shareholders. Professors Kim, Li and Zhang analyzed a large sample of U.S. firms for the period 1995–2008 and found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk (*Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis*, July 2010). Professors Desai and Dharmapala conclude that "tax avoidance demands obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." (*Earnings Management, Corporate Tax Shelters, and Book-Tax Alignment*, January 2009, p. 20).

The IRS has adopted Schedule UTP (Uncertain Tax Positions) for tax years beginning on January 1, 2010. Companies must report all tax positions for which a reserve was recorded or which the company expects to litigate, including transfer pricing positions. The IRS may use this new information to conduct more targeted tax audits, which heightens the risks to shareholders of aggressive tax positions taken by Lazard.

Each year, approximately $60 billion in US tax revenue is lost to companies' income shifting, according to a study published in December 2009 in *National Tax Journal* by Kimberly Clausing of Reed College. The US faces a large medium-term federal budget deficit and an unsustainable long-term fiscal gap. (*Choosing the Nation's Fiscal Future:* National Research Council and National Academy of Public Administration, 2010).

As the federal, state and local governments seek new sources of revenue to address concerns over budget shortfalls, companies that rely on tax avoidance practices such as captive insurance subsidiaries could be exposed to greater risk and decreasing earnings. An annual report to Lazard shareholders disclosing the board's assessment of the risks created by such strategies would allow shareholders to evaluate the risks to their investments.

We urge shareholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 22, 2010

VIA OVERNIGHT MAIL and FAX (212) 332-5381
Lazard Ltd
2 Church Street
Hamilton, HM11, Bermuda
Attention: Scott D. Hoffman, General Counsel and Corporate Secretary

Dear Mr. Hoffman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687


STATE STREET

November 22, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Lazard Ltd. (cusip G54050102)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for 30,910 shares of Lazard Ltd. common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Lazard Ltd. stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Joseph Rooney